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                         April 10, 2023

       Stanley E. Jacot, Jr.
       President and Chief Executive Officer
       Arcadia Biosciences, Inc.
       5950 Sherry Lane, Suite 215
       Dallas, TX 75225

                                                        Re: Arcadia
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 3, 2023
                                                            File No. 333-271082

       Dear Stanley E. Jacot:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Jeffrey Pietsch, Esq.